Exhibit 99.1

TD Bank Financial Group Comments On Media Reports Regarding BCE Inc. Financing

TORONTO, ON July 17, 2007 - TD Bank Financial Group today confirmed that it has underwritten $3.3 billion of a $34.3 billion credit facility and provided a $500 million equity bridge facility to a group of institutional investors led by Ontario Teachers’ Pension Plan Board in support of their bid to acquire BCE Inc.

While these commitments are large, they were entered into following the Bank’s normal credit processes and are within the risk tolerances provided for in the Bank’s risk management framework.  In the ordinary course, the Bank would expect to syndicate these commitments among other financial institutions and investors.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group.  TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $397 billion in assets as of April 30, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For more information, please contact:

Neil Parmenter
Corporate Communications
416-982-4285